Mail Stop 4561

February 12, 2009

Via U.S. Mail and Facsimile 310.889.2510

Mr. David T. Nguyen
Treasurer and Controller
Portsmouth Square, Inc.
820 Moraga Drive
Los Angeles, CA 90049

     Re: **Portsmouth Square, Inc.**
            Form 10-K for fiscal year ended June 30, 2008
            Filed September 25, 2008
            File No. 0-4057

Dear Mr. Nguyen:

We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2008

Item 7. Financial Statements

Financial Statements

Consolidated Statements of Operations, page 34

1.   We note that you separately present the operations of your Hotel and Investment
        segments on the face of your income statement. Explain to us how your
        presentation complies with Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1 – Significant Accounting Policies

Minority Interest of Justice Partners, page 31

2.   Explain to us how you determined it would be appropriate to record an asset
        related to the minority interest in Justice Investors. In your response, tell us
        whether the minority investors are required to fund any portion of the
        accumulated net losses of the partnership. Cite any relevant accounting literature
        in your response.

Income Taxes, page 31

3.   We note that you expect the hotel to be profitable in the future. Please provide to
        us your analysis of your future profitability supporting management's conclusion
        to record no valuation allowance for the deferred tax asset recorded as of June 30,
        2008. In your response, please consider the net losses recorded in the past two
        fiscal years and the year-over-year increase in such losses, as well as your
        expectation from your Form 10-Q for the period ended September 30, 2008
        noting that you expect Hotel operating revenues to be less than fiscal 2008.

Note 6 – Other Investments, Net, page 36

4.   Please tell us the security-type that underlies your private equity hedge fund
        investment (i.e., unlisted securities). Please cite the accounting literature relied
        upon to account for this investment, as well as the remaining components of Other
        investments, net as of the balance sheet date.

5.   We note that you recorded impairment losses on Other investments in accordance
        with EITF 03-1. Please note that FSP FAS 115-1 nullified EITF 03-1 and was
        applicable for you as of July 1, 2006. Please tell us whether you considered FSP
        FAS 115-1 in your determination of whether the identified impairment was other
        than temporary in nature. Additionally, please tell us the reasons why the
        valuation of these securities resulted in an additional impairment of $415,000
        during the three month period ended September 30, 2008.

                                *   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief